Exhibit 99.1
Strategy Committee Charter
     I. Purpose
The purpose of the Strategy Committee (the “Committee”) of the Board of Directors (the “Board”) of TechTeam Global, Inc. (the “Company”) is: (1) in consultation with management, to review, assess and recommend to the full Board the execution of merger, acquisition, and/or divestiture transactions (“Transactions”); (2) to provide guidance to management in the identification, consideration, selection, negotiation and execution of any such Transactions; and (3) to review, analyze and report to the full Board regarding other strategic alternatives available to the Company for enhancing shareholder value in collaboration with management.
     II. Membership
The Committee shall consist of three or more directors who should have knowledge of and experience in the information technology outsourcing industry, the creation and execution of business development strategies, and the consideration, selection, negotiation and execution of Transactions. The Board shall appoint the members of the Committee. Members shall serve at the pleasure of the Board and for such term or terms as the Board may determine. All members of the Committee shall meet the independence standards established by the NASDAQ Stock Market.
     III. Structure and Operations
The Board shall designate one or more member of the Committee to serve as its chairperson(s). The presence of a majority of the members of the Committee shall constitute a quorum for the transaction of business. The Committee shall meet in person, telephonically or by any other means permitted by law or otherwise in accordance with the Company’s bylaws. The Committee shall meet as frequently as may be determined necessary or appropriate by the Committee chairperson or a majority of the members of the Committee, but at least quarterly, at a time and place determined by the Committee chairperson. The chairperson will ensure that the agenda for each meeting is circulated in advance of the meeting. The Committee will perform its duties, where it deems appropriate, in consultation with such external advisors as the Committee deems appropriate and with the senior management of the Company.
     IV. Duties and Responsibilities
     The following are the duties and responsibilities of the Committee:
1.	Provide guidance and direction to management with respect to Transactions that: (i) further the development and achievement of the Company’s strategic and business goals and (ii) enhance of shareholder value.;

2.	After review and consideration, to report to the Board its recommendations as to: (i) whether the Board should approve any proposed Transaction with any third party; (ii) whether the Board should recommend that the shareholders of the Company approve, if required, any such Transaction; (iii) what action, if any, should be taken with regard to any Transaction; and (iv) any other Transaction related matter which the Committee shall deem appropriate under the circumstances;

3.	Identify, evaluate and report to the full Board on other strategic alternatives for the Company that will enhance shareholder value; and

4.	Perform such other activities as are consistent with this Charter, the Company’s Certificate of Incorporation and Bylaws, and applicable law, as requested by the Board from time to time.
     V. Resources and Authority
The Board shall provide the Committee with the resources and authority necessary or appropriate to fully discharge its duties and responsibilities. In consultation with management, the Committee may select, retain, terminate and approve the fees and other retention terms of Transaction counsel and other financial and accounting experts or consultants as it deems necessary or appropriate, other than the Company’s external auditor.

     Committee Comments and Additions: